REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of The RBB Fund, Inc.:


We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that The RBB Fund, Inc. - Money Market Portfolio (the "Portfolio") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of April 30, 2006. Management is responsible for the Portfolio's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Portfolio's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants, as adopted by the Public Company Accounting Oversight Board (United States), and, accordingly, included examining, on a test basis, evidence about the Portfolio's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of April 30, 2006, and with respect to agreement of security purchases and sales, for the period from August 31, 2005 (the date of the last examination) through April 30, 2006:

o Count and inspection of all securities located in the vault of PNC Bank in Pittsburgh, Pennsylvania without prior notice to management;

o Confirmation of all securities held by institutions in book entry form for the account of PNC Bank, on behalf of PFPC Trust Company (the "Custodian" of the Portfolio), by The Depository Trust Company;

o Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees and/or transfer agents;

o Reconciliation of all such securities to the books and records of the Portfolio and the Custodian;

o Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with the Custodian's records; and

o Agreement of one security purchase and one security sale or maturity since our last report from the books and records of the Portfolio to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Portfolio's compliance with specified requirements.

In our opinion, management's assertion that the Portfolio complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of April 30, 2006 with respect to securities reflected in the investment account of the Portfolio is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of The RBB Fund, Inc. and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.



DELOITTE & TOUCHE LLP
Philadelphia, Pennsylvania
May 23, 2006

Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940


We, as members of management of The RBB Fund, Inc. - Money Market Portfolio (the "Portfolio"), are responsible for complying with the requirements of subsections
(b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," under the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Portfolio's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of April 30, 2006, and from August 31, 2005 (the date of the last examination) through April 30, 2006.

Based on this evaluation, we assert that the Portfolio was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of April 30, 2006, and from August 31, 2005 (the date of the last examination) through April 30, 2006, with respect to securities reflected in the investment account of the Portfolio.



/s/ Edward J. Roach
--------------------------------------
Edward J. Roach, President & Treasurer



/s/ James G. Shaw
--------------------------------------
James G. Shaw, Assistant Treasurer

                       UNITED STATES
            SECURITIES AND EXCHANGE COMMISSION
                  WASHINGTON, D.C. 20549

                       FORM N-17F-2

    Certificate of Accounting of Securities and Similar
               Investments in the Custody of
              Management Investment Companies

                    Pursuant to Rule 17f-2 [17 CFR 270.17f-2]
--------------------------------------------------------------------------------- ------------------------------------
1. Investment Company Act File Number:                                            Date examination completed:

811-05518                                                                         APRIL 30, 2006
--------------------------------------------------------------------------------- ------------------------------------
2. State identification Number:

      ------------------ ------------------ ------------------ ------------------ ----------------- ------------------

      AL                 AK                 AZ                 AR                 CA                CO
      ------------------ ------------------ ------------------ ------------------ ----------------- ------------------
      CT                 DE                 DC                 FL                 GA                HI
      ------------------ ------------------ ------------------ ------------------ ----------------- ------------------
      ID                 IL                 IN                 IA                 KS                KY
      ------------------ ------------------ ------------------ ------------------ ----------------- ------------------
      LA                 ME                 MD                 MA                 MI                MN
      ------------------ ------------------ ------------------ ------------------ ----------------- ------------------
      MS                 MO                 MT                 NE                 NV                NH
      ------------------ ------------------ ------------------ ------------------ ----------------- ------------------
      NJ                 NM                 NY                 NC                 ND                OH
      ------------------ ------------------ ------------------ ------------------ ----------------- ------------------
      OK                 OR                 PA                 RI                 SC                SD
      ------------------ ------------------ ------------------ ------------------ ----------------- ------------------
      TN                 TX                 UT                 VT                 VA                WA
      ------------------ ------------------ ------------------ -------------------------------------------------------
      WV                 WI                 WY                 PUERTO RICO
      ----------------------------------------------------------------------------------------------------------------
      Other (specify):
----------------------------------------------------------------------------------------------------------------------
3. Exact name of investment company as specified in registration statement: THE RBB FUND, INC.

----------------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------
4. Address of principal executive officer (number, street, city, state, zip code):
   400 Bellevue Parkway, 4th Floor, Wilmington, DE, 19809

----------------------------------------------------------------------------------------------------------------------

June 13, 2006

Securities and Exchange Commission
Attn: Filing Desk, Stop 1-4
450 Fifth Street, N.W
Washington, DC 20549

RE:      Rule 17f-2
         The RBB Fund, Inc. - Money Market Portfolio
         Registration No. 811-05518, CIK No. 0000831114

Ladies and Gentlemen:

On behalf of our client, THE RBB FUND, INC. - MONEY MARKET PORTFOLIO, we are filing electronically one copy of the EDGARized version of our examination report dated May 23, 2006, submitted pursuant to the requirements of subsections
(b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of April 30, 2006.

Yours truly,

/s/ Tim Mundy

Tim Mundy
Partner


Enclosure